Cyruli Shanks Hart & Zizmor, LLP
Attorneys at Law
420 Lexington Avenue
Suite 2320
New York, NY 10170
(212) 661-6800

October 14, 2008

Ms. Tamara Tangen
U. S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Shelron Group, Inc. (the "Company")
Form 10-KSB for the Fiscal Year Ended December 31, 2008
Forms 10-Q for the Fiscal Quarters Ended
March 31, 2008 and June 30, 2008
File No. 000-31176

Dear Ms. Tangen:

Enclosed please find Amendments to the Company’s Form 10-KSB for the Fiscal Year Ended December 31, 2008 and Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008 which have been filed in response to your September 18, 2008 comment letter. This letter summarizes our responses thereto and shown below are specific responses to the numbered paragraphs contained in your comment letter (with such responses numbered to reflect the paragraph it is responsive to).

Form 10-KSB/A

1. In response to comment number 1, please note that the Company has now concluded that its disclosure controls and procedures were not effective.

2. In response to comment number 2, please note that the disclosures required by paragraphs 1 and 3 of Item 308T(a) of Regulation S-B has been added.

3. In response to comment number 3, please note that the disclosure has been revised to state that the changes in the Company’s internal controls were implemented after the fourth fiscal quarter.

Forms 10-Q/A

4.  In response to comment number 4, please note that the suggested disclosure has been added.

5. In response to comment number 5, please note that Form-Q/As now reflect that there were changes in the Company’s internal controls over financial reporting during the quarter ended March 31, 2008.

Sincerely,

/s/ Paul Goodman
Paul Goodman